

July 18, 2016

Mail Stop 4720

<u>Via E-mail</u>
Scott L. Beiser
Chief Executive Officer
Houlihan Lokey, Inc.
10250 Constellation Blvd.
5th Floor
Los Angeles, CA   90067

> **Re: Houlihan Lokey, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2016**
> **Filed June 23, 2016**
> **Form 8-K**
> **Filed May 19, 2016**
> **File No. 001-37537**

Dear Mr. Beiser:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2016

General

1.   We note that you have an active Form S-8 Registration Statement filed on August 12, 2015. Please amend your filing to include the consent of your independent registered public accounting firm or tell us why consent is not required. Refer to Item 601(b)(23)(ii) of Regulation S-K.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 25

Unregistered Sales of Equity Securities and Use of Proceeds, page 25

2.   We note that in September 2015 you issued 278,808 shares of Class B common stock at an agreed upon price of $21.00 per share in conjunction with the acquisition of McQueen Limited and then in March 2016 you issued an additional 20,940 shares of Class B common stock at a price of $25.49 per share to the sellers. Please tell us and revise your disclosure to clarify how these issuances of Class B common stock are reflected in your Consolidated Statements of Changes in Stockholders Equity and tell us the factors driving the additional issuance of the 20,940 shares in March 2016.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results of Consolidated Operations, page 31

3.   We note that fee revenue increased from $680.9 million to $693.8 million during the fiscal year ended March 31, 2016, an increase of 2%, and increased 15% between fiscal year ended March 31, 2014 and 2015. We also note from your Q4 2016 Earnings Release Call and related presentation that you provide a fulsome discussion of the drivers of your revenue, including the M&A market, that oil and gas related mandates continue to drive growth and that your financial advisory services business was not materially impacted by the recent market volatility and produced the highest fourth quarter revenues in its history. You also provide related quantitative metrics such as the number of Managing Directors per segment, number of closed transactions and number of fee events. Please revise your future filings to enhance your discussion, including related Business Segments discussions, to provide more insight to your investors of the underlying market trends driving current year financial results including related quantitative metrics used to evaluate operating results. Refer to Item 303(A)(3) of Regulation S-K.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 40

Exchange Rate Risk, page 40

4.   We note your Risk Factor on page 16 that fluctuations in foreign exchange rates could adversely affect your results, and your disclosure that in particular you are exposed to the Euro and Pound Sterling and the weakening of the Euro and other currencies relative to the U.S. dollar has had, and may continue to have an adverse effect on your revenue. We also note that your exchange rate risk disclosure on page 40 does not appear to be presented in accordance with one of the three disclosure alternatives outlined in Item 305 of Regulation S-K, and instead just discloses the net impact of the fluctuation in your

historical periods. Please revise future filings to present your exchange rate risk in accordance with one of the disclosure alternatives outline in Item 305 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 41

Note 6. Goodwill and Other Intangible Assets, page 54

5.   We note that during June, September and November of 2015, you acquired three financial advisory firms and recognized $63.4 million of goodwill and $4.4 million of other intangibles.   Please tell us and enhance your disclosure in future filings to discuss the related purchase prices and discuss the factors driving the amount of goodwill recognized, along with the amount of goodwill that is expected to be tax deductible. Please refer to ASC 805-30-50.

Form 8-K Filed May 19, 2016

Exhibit 99.1

6.   We note your presentation of full "Adjusted" non-GAAP income statements for both the twelve months ended March 31, 2016 and 2015, and the three months ended March 31, 2016 and 2015 on page 2 of your earnings release. Please revise future earnings releases to delete the presentation of full non-GAAP income statements. Please refer to Question 102.10 in the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

7.   We note your reconciliation, which is prepared on a full condensed income statement basis, of GAAP to Adjusted Financial Information for both the twelve months ended March 31, 2016 and 2015, and the three months ended March 31, 2016 and 2015 on pages 10 and 11 of your earnings release.   Please revise future earnings releases to no longer present a full non-GAAP income statement when reconciling your non-GAAP financial metrics to your GAAP results. Instead, just separately reconcile the non-GAAP metrics on an individual basis which are used in your earnings release. Please refer to Question 102.10 in the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Miller at 202-551-3368 or me at 202-551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services